                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                              225 Liberty Street - 11th Floor
                                  New York, New York 10281
February 4, 2008

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re:  Registration  Statement on Form N-14 for OFI Tremont  Core  Strategies
          Hedge Fund; Proxy Materials for OFI Tremont Market Neutral Hedge Fund

To the Securities and Exchange Commission:

     In  connection   with  the   registration   statement  on  Form  N-14  (the
"Registration  Statement") of OFI Core Strategies Hedge Fund (the  "Registrant")
filed January 4, 2008, as amended January 7, 2008, herein is our response to the comments  on the  Registration  Statement  of (i) Mr.  Kevin  Rupert  of the SEC
accounting  staff,  delivered  in a phone  call  among  him,  Taylor  Edwards of
OppenheimerFunds,  Inc. and the  undersigned on January 11 and 24, 2008 and (ii)
Mr. Larry Greene of the SEC staff,  delivered in a phone call among him,  Taylor
Edwards and the undersigned on January 24, 2008.

     In a separate  filing,  we will file  Pre-effective  Amendment No. 2 to the
Registration  Statement,  including the consent of the Funds'  auditor.  In that same  filing,  but as  separate  correspondence,  the Fund and  OppenheimerFunds
Distributor,   Inc.,  the  Fund's  principal  underwriter,   will  also  request
acceleration of the effective date of the Registration  Statement to February 8,
2008,  or as soon  thereafter  as  practicable.  We plan to  start  mailing  the combined  prospectus and proxy  statement to  shareholders of OFI Tremont Market
Neutral Hedge Fund on or about February 11, 2008.

     Staff comments on the Registration Statement are shown in bold, followed by our responses, and are as follows:

I.  Comments of Mr. Rupert

Pro Forma Fee Table

     1. The 1.50% net expense in the last line of the" Pro Forma  Surviving Core
Strategies Hedge Fund Shares" column does not adequately  reflect the expenses a shareholder  can expect to pay.  This number is better  reflected in a footnote, and the pro forma fees as a whole should reflect a more balanced comparison with the pre-merger funds.

     The Current and Pro Forma Fee Table (the "Pro Forma Fee Table") and related footnotes have been reformatted accordingly.  Specifically, the next-to-last and last row of the table will now disclose the  contractual  fee waiver  amount and
Total Annual Operating Expenses for each Fund, respectively,  currently and on a pro forma basis. The net expenses  associated with the surviving Core Strategies
Hedge Fund were moved to the footnotes.

     2. Will there be any  realignment  of Market  Neutral  Fund's  portfolio in connection  with the merger?  If not, please explain why the "Acquired Fund Fees and Expenses" for Core Strategies  Hedge Fund does not increase if the assets of
Market Neutral Hedge Fund, including the fees associated with its "Acquired Fund
Fees and Expenses," are merged into it.

     Market  Neutral Hedge Fund's  portfolio will not be realigned in connection with the merger. The pro forma fee table, as revised,  discloses that there will be a 53  basis  point  increase  in  Total  Annual  Operating  Expenses  of Core
Strategies Hedge Fund on a pro forma basis, following the Reorganization.

     3. Expand the discussion under the "fee and expense  comparison" section of
the   prospectus/proxy  to  explain  what's  reflected  in  the  fee  table,  in particular,  the 0.28% waiver and why  acquired  fund fees and expenses for Core
Strategies Hedge Fund do not increase post-merger.

     As indicated directly above, the Pro Forma Fee Table has been revised,  and now reflects that Acquired Fund Fees and Expenses for Core Strategies Hedge Fund
are higher on a pro forma basis.  In addition,  the proxy  statement  disclosure preceding  the pro  forma fee table  has been  revised  to state  that the table indicates that although the total annual  operating  expenses of Core Strategies
Hedge Fund will increase as a consequence of the Reorganization,  those expenses will still  remain  lower than the total  annual  operating  expenses  of Market
Neutral Hedge Fund.

Pro Forma Financial Statements

     4. Add  notes to the pro  forma  financials  that  discuss  the  investment advisory contract,  the waiver,  and to explain that the accounting  policies of the funds - including  the  valuation  policies in  particular - are the same as with Market Neutral Hedge Fund.

     Notes to the pro forma financials have been added to address this comment.

     5. Add a note to the pro forma financial  statements to the effect that the
Fund will not realign Market Neutral Hedge Fund's  portfolio in connection  with the merger.

     Notes to the pro forma financials have been added to address this comment.

     6. Please explain the $13,000,000  entry made in "Investments in investment funds made in advance" in the Statement of Assets and Liabilities (i.e., what is it?).

     In the normal course of its business of investing in underlying  Investment
Funds,  the Fund had total  receivables  of $13 million for advance  payments in such Investment  Funds.  Such funds require payments to be made several business days in advance of settlement.

     7. In the  Statement  of  Operations,  the  pro  forma  adjustment  for the management fee is $92,989. The footnote to that number reflects a "change in the management  structure." The line item "Less:  Waiver of expenses by the Adviser"
reflects a negative  amount of $92,989.  Why?  Please  create a footnote to this negative number to reflect how this number is derived.

     A note has been added to the pro forma financial statements to address this comment.

II.  Comments of Mr. Greene

     8.  Indicate that the target fund intends to deregister as a fund under the
'40 Act.

     Disclosure in the proxy  statement  under "How will the  Reorganization  be carried  out?" has been revised to state that the Fund will apply to  deregister as a registered investment company after the Reorganization.

9.  Is the current prospectus stickered?

     The  Prospectus  and Statement of Additional  Information of Market Neutral
Hedge Fund includes a combined  supplement  ("sticker") dated December 28, 2007, disclosing the Board's approval of the Reorganization.

10.  Does the transaction comply with 17a-8?

     The  Reorganization   transaction   complies  with  Rule  17a-8  under  the
Investment  Company Act of 1940.  The Proxy  Statement  discloses  under  "Board
Considerations"  the findings reached by the Boards of each Fund, to satisfy the requirements of that Rule.

     11. Did Core  Strategies  Hedge  Fund's board  acknowledge  that the Fund's expenses (the Acquiring Fund) would go up post-merger?

     Core  Strategies  Hedge Fund's Board and its  Independent  Counsel is being advised that the Fund's expenses are higher on a pro forma basis,  when Acquired
Fund Fees and Expenses are taken into consideration.

SYNOPSIS

What am I being asked to vote on?

12.  What is the term "lock-up" referring to?

     The Proxy  Statement  has been revised to explain  that the term  "lock-up"
refers to the 1% fee  assessed  on  shares  repurchased  within  one year of the initial investment. No such fee applies as a result of the Reorganization.

     13.  Clarify  throughout  the  document  the  use of the  term  "Segregated
Accounts"  for  purposes  of  consistency,   including   clarification   of  the
relationship  between  the  Target  and  Acquiring  Fund  and  those  Segregated
Accounts.

     The Proxy  Statement  has been revised to explain that each Fund may retain an  Underlying  Fund  Manager to manage an account  for an  investment  vehicle, referred to as a "Segregated Account," for that Fund.

How do the investment objectives and policies of the Funds compare?

     14. In light of the Funds' use of mortgage-backed securities, are the Funds subject to "sub-prime" mortgage risks?"

     No. The Funds' long exposure to "sub-prime"  mortgage-backed  securities is insignificant.

CURRENT AND PRO FORMA FEE TABLE

How have the funds performed?

     15. What is the basis for calculating  performance based on any time period other than a calendar year?

     The Proxy Statement has been revised to provide performance numbers for the
1 and 3 year periods  ended  September  30, 2007,  and for the life of each Fund
(less than 5 years).  Performance  for 6 month  periods  have been  omitted.  We provide the  additional  information  for purposes of giving  investors  current performance  information more current than that as of March 31, 2007 (the Funds'
fiscal year end). We believe that Form N-14 permits this presentation.

OTHER INVESTMENT STRATEGIES

Borrowing; Use of Leverage

     16. Do the Funds  rely on an SEC order  that  allows  for the entry by each fund into a credit agreement?

     The  Funds  rely  on an SEC  No-Action  Letter,  The T.  Rowe  Price  Funds
(publicly available July 31, 1995).

     17. Provide a more robust discussion of derivatives,  or explain why a more robust discussion is not necessary.

     Although the Funds are able to invest in derivatives,  they do not do so to a material extent.

INFORMATION ABOUT THE REORGANIZATION

What are the tax consequences of the Reorganization?

     18.  What does the  following  sentence  mean to  shareholders  of the Fund should it occur:  "Although  not  likely,  in the event the tax  opinion  is not received, the Reorganization may not qualify as a tax-free reorganization."

     Market Neutral Hedge Fund has less than 12 shareholders, and we are able to contact  nearly  all of them in the  unlikely  event  that a tax  opinion is not received and the Reorganization's  qualification as a tax-free reorganization is in jeopardy.  We would  consult with them and determine  whether,  given the new development  concerning the tax status, they preferred for the Reorganization to proceed. The Board would take such feedback from shareholders into consideration in determining how to proceed.

     19. Will Acquiring Fund get the benefit of the capital-loss carry forward?

     Disclosure  in the Proxy  Statement  under "What are the tax aspects of the
Reorganization"  has been revised to omit any reference to a capital  loss-carry forward. As of March 31, 2007 (the Fund's fiscal year-end), Market Neutral Hedge
Fund (the Target Fund) had no capital loss carry-forward.

PROXY CARD

     20.  In the  upper  half of the  proxy  card,  ensure  that  the  sentences beginning  with  "This  proxy is  solicited  on  behalf..."  and "When  properly executed, this proxy..." are prominent. This can be accomplished by bolding.

The proxy card will be revised to conform with this comment.

     21. For the first full paragraph immediately below the fold line, note that for "plain  English"  reasons,  the Staff prefers that long paragraphs not be in
"all caps."

     The proxy card will be revised to conform with this comment.

     The undersigned  hereby  acknowledges that (i) should the Commission or the
Staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the Staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

     The Staff is requested to address any comments or questions you may have on this filing to:

                  Taylor V. Edwards
                  Vice President & Assistant Counsel
                  OppenheimerFunds, Inc.
                  Two World Financial Center
                  225 Liberty Street New York, NY  10281
                  212.323.0310
                  tedwards@oppenheimerfunds.com

      Thank you for your assistance.

Sincerely,

/s/ Mitchell J. Lindauer
--------------------------------------
Mitchell J. Lindauer
Vice President and Assistant General Counsel
Tel.: 212.323.0254
Fax: 212.323.4070

cc:   Mr. Kevin Rupert, Securities and Exchange Commission
      Mr. Larry Greene, Securities and Exchange Commission
      Taylor Edwards, Esq.
      Gloria LaFond